EXHIBIT 99.1

Caledonia Mining Corporation Plc Results for the quarter ended September 30, 2021

ST HELIER, Jersey, Nov. 11, 2021 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (NYSE AMERICAN: CMCL; AIM: CMCL) ("Caledonia" or the "Company") announces its operating and financial results for the quarter and the nine months ended September 30, 2021 (the "Quarter" and "Nine Months" respectively).  Further information on the financial and operating results for the Quarter and Nine Months can be found in the management discussion and analysis ("MD&A") and the unaudited financial statements which are available on the Company's website and have been filed on SEDAR.

 Financial Highlights for the Quarter

  Gross revenues of $33.5 million, a 31.9 per cent increase on the $25.4 million achieved in the third quarter of 2020 ("Q3 2020").
  Gross profit of $15.7 million, a 25.6 per cent increase on the $12.5 million in Q3 2020, due to higher production and lower cost per ounce offset in the Quarter by a lower gold price.
  EBITDA of $15.1 million, a 30 per cent increase on the $11.7 million in Q3 2020 at a margin of 45 per cent (Q3 2020: 46 per cent).
  The on-mine cost per ounce1 decreased 8% from $758 in Q3 2020 to $695 due to higher production which spread fixed costs over more production ounces.
  The all-in sustaining cost per ounce decreased 19% from $1,119 in Q3 2020 to $909. This reflects the decrease in on-mine cost per ounce and reduced sustaining capex.
  Basic IFRS earnings per share ("EPS") increased by 56 per cent from 36.6 cents in Q3 2020 to 57.1 cents.
  Adjusted EPS increased by 102 per cent from 34.1 cents in Q3 2020 to 68.9 cents.
  Net cash from operating activities of $7.1 million (Q3 2020: $5.3 million) due to higher operating profit offset by higher working capital.
  Net cash and cash equivalents of $13.0 million (Q3 2020: $21.6 million).
  In October 2021, the Company declared and paid a quarterly dividend of 14 cents per share. This was the seventh increase in the quarterly dividend since October 2019 and more than double the 6.875 cents declared only two years ago in October 2019

Operating Highlights

  18,965 ounces of gold produced in the Quarter (Q3 2020: 15,155 ounces) which is a new quarterly production record for Blanket and reflects the contribution of Central Shaft.
  48,872 ounces produced in the Nine Months, a 14 per cent increase on the 42,887 ounces produced in the first nine months of 2020.

Outlook

  Production guidance for the year to December 31, 2021 has been narrowed at the top end of previous guidance at 65,000 to 67,000 ounces.
  Due to, inter alia, historic delays in the completion of the Central Shaft arising from COVID-19, the need to remediate the poor electricity supply from the Zimbabwe Electricity Supply Authority, and an upgrade to the workers’ village to accommodate a larger workforce, capital expenditure at Blanket in 2022 is now expected to be $27million.
  Caledonia has completed the purchase of the mining claims at Maligreen in the Zimbabwe midlands.
  Caledonia continues to evaluate Connemara North, in respect of which it has an option to purchase.
  The Company will consider further investment opportunities in Zimbabwe and elsewhere.

Steve Curtis, Chief Executive Officer, commented:

“This has been another excellent quarter: record quarterly production of almost 19,000 ounces signifies the contribution that Central Shaft is already making. The commissioning and subsequent ramp-up of activity at Central Shaft met our best expectations and we have therefore been able to narrow our production guidance to the top end of our previous range. We remain on track to hit our 80,000 ounce target from 2022 onwards2.

“Revenue in the Quarter was 32 per cent higher than in Q3 2020 due to a 42 per cent increase in the quantity of gold produced and sold offset by a 7 per cent decrease in the average realised gold price. Net cash generated by operations in the Quarter was $7.1 million, compared to $5.3 million in Q3 2020. The increase was due to higher gross profit (due to increased production and lower costs per ounce), offset by increased working capital.

“The completion of Central Shaft and the resultant increase in production means that Caledonia can execute other areas of its growth strategy, such as the agreement to acquire Maligreen which was announced during the quarter, which has an estimated inferred resource of 940,000 ounces of gold in 15.6 million tonnes at a grade of 1.88 grammes per tonne3. This transaction was completed after the end of the Quarter.

“In October 2021, the Company declared and paid an increased dividend of 14 cents per share. This was the seventh increase in the quarterly dividend since October 2019 and an increase of 104 per cent from 6.875 cents in October 2019. These dividend increases reflect the strong financial and operating performance of the business. The board will continue to review Caledonia's future dividend distributions as appropriate.

“In October, the advance dividend loan account due from the Gwanda Community Share Ownership Trust (“GCSOT”), a 10 per cent shareholder in Blanket, was repaid. Henceforth GCSOT will receive its full entitlement to 10 per cent of dividends paid by Blanket. Investment in our local communities and employees (who also hold a 10 per cent shareholding in the mine through an employee trust) is key to a successful business and I am therefore delighted that the loan to the GCSOT is now fully repaid and that the community will start to receive its full dividend amount.

“Caledonia’s immediate strategic focus following the commissioning of the Central Shaft project earlier this year is to increase production, reduce operating costs and increase the flexibility to undertake further development and exploration, thereby safeguarding and enhancing Blanket’s long-term future.”

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793

WH Ireland Adrian Hadden/ Andrew De Andrade	Tel: +44 20 7220 1751

Blytheweigh Financial PR Tim Blythe/Megan Ray	Tel: +44 207 138 3204

3PPB Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538

Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

Condensed consolidated statements of profit or loss and other comprehensive income (in thousands of United States Dollars, unless indicated otherwise)

Unaudited
For the	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020

Revenue	33,496	25,359	89,193	71,874
Less: Royalty	(1,679)	(1,271)	(4,471)	(3,599)
Production costs	(13,729)	(10,399)	(38,948)	(32,537)
Depreciation	(2,351)	(1,143)	(5,743)	(3,457)
Gross profit	15,737	12,546	40,031	32,281
Other income	12	27	42	4,736
Other expenses	(1,254)	(305)	(5,395)	(1,827)
Administrative expenses	(1,906)	(2,539)	(5,261)	(5,361)
Cash-settled share-based expense	(243)	(231)	(426)	(1,177)
Net foreign exchange gain	413	985	341	4,694
Fair value gains (losses) on derivative assets	–	27	(107)	(121)
Operating profit	12,759	10,510	29,225	33,225
Finance income	4	4	11	36
Finance cost	(17)	(91)	(365)	(390)
Profit before tax	12,746	10,423	28,871	32,871
Tax expense	(4,423)	(4,993)	(11,318)	(11,410)
Profit for the period	8,323	5,430	17,553	21,461

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations	(330)	(88)	(149)	(1,146)
Total comprehensive income for the period	7,993	5,342	17,404	20,315

Profit attributable to:
Owners of the Company	6,939	4,433	14,183	17,807
Non-controlling interests	1,384	997	3,370	3,654
Profit for the period	8,323	5,430	17,553	21,461

Total comprehensive income attributable to:
Owners of the Company	6,609	4,345	14,034	16,661
Non-controlling interests	1,384	997	3,370	3,654
Total comprehensive income for the period	7,993	5,342	17,404	20,315

Earnings per share
Basic earnings per share ($)	0.57	0.37	1.15	1.50
Diluted earnings per share ($)	0.57	0.37	1.15	1.50

Condensed consolidated statements of financial position (Unaudited) (in thousands of United States Dollars, unless indicated otherwise)
As at		September 30,		December 31,
		2021		2020

Assets
Property, plant and equipment		142,965		126,479
Exploration and evaluation asset		4,354		6,768
Deferred tax asset		102		87
Total non-current assets		147,421		133,334

Inventories		18,134		16,798
Prepayments		7,110		1,974
Trade and other receivables		11,828		4,962
Income tax receivable		27		76
Derivative financial assets		–		1,184
Cash and cash equivalents		13,213		19,092
Assets held for sale		–		500
Total current assets		50,312		44,586
Total assets		197,733		177,920

Equity and liabilities
Share capital		74,696		74,696
Reserves		138,161		138,310
Retained loss		(61,673)		(71,487)
Equity attributable to shareholders		151,184		141,519
Non-controlling interests		18,649		16,524
Total equity		169,833		158,043

Liabilities
Provisions		3,427		3,567
Deferred tax liabilities		8,699		4,234
Cash-settled share-based payment - long term portion		931		1,934
Lease liabilities - long term portion		260		178
Total non-current liabilities		13,317		9,913

Loans and borrowings		70		408
Cash-settled share-based payment - short term portion		1,768		336
Lease liabilities - short term portion		103		61
Income taxes payable		1,919		495
Trade and other payables		10,520		8,664
Overdraft		203		–
Total current liabilities		14,583		9,964
Total liabilities		27,900		19,877
Total equity and liabilities		197,733		177,920

Condensed consolidated statements of cash flows (in thousands of United States Dollars, unless indicated otherwise)
Unaudited
For the	Three months ended		Nine months ended
	September 30,		September 30,
	2021	2020	2021	2020

Cash generated from operations	9,338	7,393	26,875	23,764
Interest received	–	4	7	36
Interest paid	(50)	(78)	(304)	(373)
Tax paid	(2,176)	(2,048)	(4,774)	(4,082)
Net cash from operating activities	7,112	5,271	21,804	19,345

Cash flows used in investing activities
Acquisition of property, plant and equipment	(8,564)	(8,007)	(22,332)	(15,928)
Acquisition and expenditure on exploration and evaluation assets	(449)	–	(1,423)	–
Proceeds on disposal of assets held for sale	500	–	500	–
Realisation (purchase) of derivative financial asset	–	–	1,082	(1,058)
Proceeds from disposal of subsidiary	–	–	340	900
Net cash used in investing activities	(8,513)	(8,007)	(21,833)	(16,086)

Cash flows from financing activities
Dividends paid	(2,108)	(1,129)	(5,614)	(3,110)
Term loan repayments	(100)	–	(306)	–
Payment of lease liabilities	(31)	(30)	(96)	(87)
Shares issued - equity raise (net of transaction cost)	–	12,538	–	12,538
Share options exercised	–	–	–	30
Net cash (used in) from financing activities	(2,239)	11,379	(6,016)	9,371

Net (decrease) / increase in cash and cash equivalents	(3,640)	8,643	(6,045)	12,630
Effect of exchange rate fluctuations on cash held	(19)	1,280	(37)	39
Net cash and cash equivalents at the beginning of the period	16,669	11,639	19,092	8,893
Net cash and cash equivalents at the end of the period	13,010	21,562	13,010	21,562

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1 Non-IFRS measures such as “on-mine cost per ounce”, “all-in sustaining cost per ounce” and “adjusted EPS” are used throughout this announcement. Refer to section 10 of the MD&A for a discussion of non-IFRS measures.
2 Refer to the technical report entitled “Caledonia Mining Corporation Plc NI 43-101 Technical Report on the Blanket Gold Mine, Zimbabwe” dated May 17, 2021 prepared by Minxcon (Pty) Ltd and filed by the Company on SEDAR (www.sedar.com) on May 26, 2021. Mr Dana Roets (B Eng (Min.), MBA, Pr.Eng., FSAIMM, AMMSA), Chief Operating Officer, is the Company's qualified person as defined by Canada's National Instrument 43-101 and has approved any scientific or technical information contained in this news release.
3 Refer to technical report entitled “Caledonia Mining Corporation Plc NI 43-101 Mineral Resource Report on the Maligreen Gold Project, Zimbabwe” by Minxcon (Pty) Ltd dated November 2, 2021 and filed on SEDAR on November 5, 2021.